             Exhibit 99.1

Date: News Release: Ticker Symbols:	October 30, 2026 26-38 TSXV: MOON; NASDAQ: BMM

Blue Moon Metals Announces Termination of Ropa Acquisition and Completion of Continuance to Ontario

TORONTO, Ontario, October 30, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) announces that, further to its news release dated August 11, 2026, the Company's proposed acquisition of a portfolio of 33 tungsten and antimony projects in the western United States from a private owner on an arms' length basis (the "Proposed Acquisition") has been terminated by mutual consent of Blue Moon and the vendor in accordance with the letter agreement dated August 10, 2026 (the "LOI").

The Company further announces that, effective October 23, 2026, the Company's previously-announced corporate continuance from British Columbia (Business Corporations Act (British Columbia)) to Ontario (Business Corporations Act (Ontario)) (the "Continuance") has been completed.

In connection with the Continuance, the Company adopted and filed with the Ontario ministry new articles and by-laws as part of the Continuance, which replaced the prior notice of articles and articles of the Company. The Continuance and the adoption of the new articles and by-laws of the Company were each approved by shareholders at the Company's annual and special meeting of shareholders held on July 30, 2026. Copies of the certificate of continuance and the new articles and by-laws of the Company will be available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

About Blue Moon

Blue Moon is advancing 6 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States, the Apex germanium-gallium-copper project in the United States and the Turner gold-copper-zinc-silver project in the United States. All 6 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

Date: News Release: Ticker Symbols:	October 30, 2026 26-38 TSXV: MOON; NASDAQ: BMM

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230-3440

Email: christian@bluemoonmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Any forward-looking information contained in this news release represents management's current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize, and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.